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                                                                    EXHIBIT 99.1


    CONVERSION OF OVERSEAS DEPOSITARY RECEIPTS (DRS) INTO UNDERLYING SHARES

Please be advised that Overseas Depositary Receipts (DRs) have converted into Underlying Shares at the request of the DR's shareholders from August 20, 2001 to November 28, 2002 as followings


(STATUS OF DRS)

                                 (Unit:share)
----------------------------------------------------------------------------------------
                                                     Number of DRs
                  Number of        Balance of       converted since    Balance of DRs at
Class of DRs     Shares to be   DRs at previous   previous disclosure       current
                  delivered     disclosure date           date          disclosure date
----------------------------------------------------------------------------------------
ADR               3,991,369        25,361,991          4,685,539           21,370,622
----------------------------------------------------------------------------------------


-Reference-

1. One share of ADR (American Depositary Receipts) is equal to four shares of Underlying Share.

2. Period during which Depositary Receipts (DRs) have converted into Underlying Shares and Underlying Shares have converted into Overseas Depositary Receipts (DRs): August 20, 2001 - November 28, 2002

     - The total of Conversion of Overseas Depositary Receipts (DRs) into Underlying Shares: 4,685,539 shares

     - The total of Conversion of Underlying Shares into Overseas Depositary Receipts (DRs): 694,170 shares